Exhibit 99.1

press release

Société Générale SA shareholding notifications

1200 CET, 25 June 2020

ArcelorMittal (the “Company”) announces that on 22 June 2020 it received two shareholding notifications from Société Générale SA. The notifications were made to reflect the entry into by Société Générale SA  mainly of various financial instruments (as detailed in the notifications). According to the notifications, the following thresholds of voting rights were reached:

-  5.99% on 16 June 2020, and
-  4.66% on 17 June 2020.

These notifications do not require any adjustments to the disclosure of the Company regarding its shareholding structure as the Company only reports shareholding thresholds above 5% on its website since, following the above-mentioned 17 June 2020 notification, Société Générale SA is again below this threshold.

These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”.

These notifications are published pursuant to the Luxembourg law of 11 January 2008 on transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, as amended from time to time, in view of a shareholding notification going above the 5% voting rights threshold.